New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Martin Rogers †

Yang Chu †           Patrick S. Sinclair*

James C. Lin*        Miranda So*

Gerhard Radtke*    James Wadham†

Hong Kong Solicitors

* Also Admitted in New York

† Also Admitted in England and Wales

June 22, 2020

Re:	Boqii Holding Limited (CIK: 0001815021)

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Boqii Holding Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.001 per share. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company currently expects to file a preliminary prospectus containing the estimated offering size and a price range in September 2020. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the draft registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	June 22, 2020

The Company has included in this submission its audited consolidated financial statements as of and for the fiscal year ended March 31, 2019 and the unaudited condensed consolidated financial statements as of December 31, 2019 and for the nine months ended December 31, 2018 and 2019. As an emerging growth company, the Company has omitted its financial statements for the fiscal year ended March 31, 2018, and has also omitted the selected financial information for the fiscal years prior to the fiscal year ended March 31, 2019. In subsequent submissions, the Company plans to include, for the Staff’s review, audited consolidated financial statements as of and for the fiscal year ended March 31, 2020 and, depending on the timing of such filing, the interim financial statements for the three months ended June 30, 2018 and 2019. Prior to the distribution of a preliminary prospectus, the Company will amend the draft registration statement to include all financial statements required by Regulation S-X at the date of the amendment.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thanks for your time and attention.

Yours sincerely, /s/ Li He

cc:	Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer

Ms. Ying (Christina) Zhang (christina@boqii.com), principal accounting officer

Boqii Holding Limited

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jack Li, Partner

PricewaterhouseCoopers Zhong Tian LLP